UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Superintendency of Securities and Insurance, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

The following was resolved, among other matters, at a regular Board of Directors’ Meeting of the Company held on February 28, 2012:

I.                 To convene a General Shareholders’ Meeting for April 27, 2012, at 10:30 a.m., at the Company’s offices located at Av. Carlos Valdovinos Nº560, Borough of San Joaquín, Santiago.

II.             The following matters will be discussed at the Regular Shareholders’ Meeting:

1.               The Annual Report, Balance and Financial Statements for the year 2011; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.               Earnings distribution and dividend payments.

3.               Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.               Complete renewal of the Company’s Board of Directors

5.               Determine the compensation for Directors, members of the Directors’ Committee pursuant to Law N° 19,705, and members of the Audit Committee established pursuant to the Sarbanes Oxley Act; the activities of such committees during 2011, their annual report and expenses incurred by both Committees.

6.               Appoint the Company’s independent auditors for the year 2012;

7.               Appoint the Company’s rating agencies;

8.               Report on Board Agreements in accordance with articles 146 and forward of the Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

9.               In general, to resolve every other matter under its competency and any other matter of Company interest.

III.         Propose to the Meeting, the distribution of a final dividend, on account of the fiscal year ending December 31, 2011

a)  $10.97 (Ten pesos and 97/100) per Series A Shares and;

b)  $12.067 (Twelve pesos and 067/100) per Series B Shares

If the Shareholders’ Meeting approves payment of these dividends, they will be paid beginning on May 11, 2012. The Shareholders’ Registry would close on May 5, 2012 for payment of these dividends.

Santiago, February 29, 2012.

(signed)

Jaime Cohen A.

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, February 29, 2012